Mail Stop 0610							February 15, 2006

Ms. Debra L. Towsley
President and Director
MEDirect Latino, Inc.
1551 NW 65th Avenue, Suite 4
Plantation, Florida 33313

Re:	MEDirect Latino, Inc.
	Registration Statement on Form10
	Filed February 8, 2006
	File No. 0-51795

Dear Ms. Towsley:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in several material respects to comply with the requirements of the Securities
Exchange
Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, the filing does not contain:

an auditor`s report, or
any of the exhibits requested by the form or reflected in your index of exhibits.

	For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that the registration statement will become effective through operation of law on April 8, 2006, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. Questions concerning this matter may be directed to John Krug, Senior Counsel, at (202) 551-3862 or to me at (202) 551-3710.

							Sincerely,


							Jeffrey Riedler
							Assistant Director